UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

____________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ____________________

Commission file number 1-07151

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Clorox Company 401(k) Plan
(formerly The Clorox Company Employee Retirement Investment Plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Clorox Company
1221 Broadway
Oakland, CA 94612-1888

The Clorox Company 401(k) Plan

Financial Statements and Supplemental Schedule

As of December 31, 2015 and 2014
and for the Plan year ended December 31, 2015

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	17

Signature	18

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants
and Plan Administrator of
The Clorox Company 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Clorox Company 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information included in Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information included in Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Moss Adams LLP

San Francisco, California
June 23, 2016

The Clorox Company 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets
Investments, at fair value	$1,235,327,697	$1,168,872,040
Investments, at contract value	–	17,233,315
Receivables:
Notes receivable from participants	28,464,839	26,791,624
Employer's contributions	27,010,133	23,474,272
Due from brokers for securities sold	84,039	11,831
Total receivables	55,559,011	50,277,727

Net assets available for benefits	$1,290,886,708	$1,236,383,082

See accompanying notes to the financial statements.

The Clorox Company 401(k) Plan
Statement of Changes in Net Assets
For the Plan Year Ended December 31, 2015

Additions to (deductions from) net assets attributable to:
Investment and other income:
Interest income and dividends	$20,677,348
Net appreciation in fair value of investments	21,671,723
Total investment and other income	42,349,071

Contributions:
Participants	44,753,058
Employer	42,727,828
Rollovers	3,616,640
Total contributions	91,097,526

Benefits paid to participants	(77,876,560)
Administrative expenses	(1,066,411)

Net increase	54,503,626

Net assets available for benefits:
Beginning of year	1,236,383,082
End of year	$1,290,886,708

See accompanying notes to the financial statements.

The Clorox Company 401(k) Plan

Notes to Financial Statements

1. Description of the Plan

The following description of The Clorox Company 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of The Clorox Company (the “Company”) and its affiliated companies that have adopted the Plan (Participating Company). The following employees are not covered by the Plan: (i) leased employees (contractors), (ii) nonresident aliens with no United States of America source of income, (iii) employees covered by a collective bargaining agreement, unless such coverage is specified in the written agreement, (iv) employees sent to a Participating Company by an international subsidiary to participate in a training or development program sponsored by the Participating Company with the understanding that they will be sent to an international subsidiary after completing the program, and (v) employees who are residents of Puerto Rico or who perform services for a Participating Company primarily in Puerto Rico and are participants of The Clorox Company Employee Retirement Investment Plan for Puerto Rico. Participants are eligible to participate on the first day of employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Company maintains a non-leveraged employee stock ownership plan (the “ESOP”) within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the “Code”). The ESOP is maintained as part of the Plan and is designed to invest in the Company’s common stock. If elected, participants can receive dividends paid directly to them in cash. No participant shall be permitted to direct more than 5% of the contributions to be made to the Plan on his or her behalf in the ESOP fund; and no participant shall be permitted to effect a transfer or exchange from another investment fund into the ESOP fund if the portion of the participant’s account invested in the ESOP fund would exceed 5% of his or her account balance immediately after such transfer or exchange. From January 1, 2007 up to December 31, 2012, the limit was 10%. Prior to January 1, 2007, there was no account limit implemented; as such there are certain participants whose investment in the ESOP fund exceeds 10% of their total account balance.

The Employee Benefits Committee (the “Committee”) administers the Plan. Mercer Trust Company (“Mercer”) is the trustee, custodian and recordkeeper of the Plan.

The Clorox Company 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

The Plan allows for automatic enrollment for newly eligible participants who do not make a salary deferral contribution election, or fail to elect to decline a deferral contribution. The Plan also implements an automatic annual contribution rate increase until a set contribution rate is reached unless another annual percentage is elected or the automatic election is declined.

	Participants Covered by a Collective Bargaining Agreement	Participants Not Covered by a Collective Bargaining Agreement
Automatic enrollment rate	5%	6%
Contribution rate below which	10%	20%
will trigger annual increase
Annual increase in contribution	1%	2%
rate if triggered

Participants may contribute from 1% to 50% (25% for participants covered by a collective bargaining agreement) of their covered compensation, on a pre-tax and after-tax basis, as defined in the Plan. Participants not covered by a collective bargaining agreement also have the option to contribute on a Roth basis. The combined pre-tax, after-tax and Roth contributions cannot exceed the 50% and 25% limit, as applicable. Generally, covered compensation consists of regular pay plus most bonuses, overtime and vacation pay. It does not include, for example, short or long term disability pay, relocation, severance, deferred compensation, stock compensation, or Worker’s Compensation pay. Participant contributions are subject to limits specified under the Code.

Employees not covered by a collective bargaining agreement, can receive a matching contribution of 100% of salary deferral contributions, including pre-tax, after-tax and Roth, up to a maximum of 4% of eligible compensation.

Participants covered by a collective bargaining agreement can receive a Company match of 100% of eligible participants’ pre-tax and after-tax contributions, up to a maximum of $1,000 per participant per Plan year. Effective during 2015, for certain hourly employee at the Burnside, Kentucky location of the Kingsford Manufacturing Company covered by a collective bargaining agreement (“Kingsford Participants”), the maximum contribution was increased to $1,200 for those whose last date of hire was prior to January 1, 2005 and to 3% of eligible compensation for those whose last date of hire is on or after January 1, 2005.

Participants are eligible for the Company matching contribution after completing one year of service. Matching contributions are funded each pay period and are fully vested immediately.

The Clorox Company 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Eligible participants not covered by a collective bargaining agreement and effective during 2015, certain Kingsford Participants whose last date of hire is on or after January 1, 2005, can also be eligible for a non-elective employer contribution. To receive a non-elective employer contribution for a particular Plan year, a participant must have completed at least one year of service prior to December 31 of the Plan year. A participant must also have been an eligible employee sometime during the Plan year and have been employed with the Company on December 31 of the Plan year or have separated from service during the Plan year due to death or disability resulting in being certified as disabled, attainment of age 60 (age 62 for anyone who first becomes a Participant after June 30, 2011) or attainment of age 55 with 10 years of service.

The non-elective employer contribution is equal to 6% of eligible compensation or 2.5% of eligible compensation for certain eligible Kingsford Participants during the Plan year. The non-elective employer contributions are funded during the quarter subsequent to the Plan year end. See “Vesting” section for more information.

Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. Subject to Committee discretion, participants may also rollover outstanding loans under a plan sponsored by an entity that was acquired by or merged with the Company.

Investment Options

Participants direct the investment of their contributions and the Company contributions into the various investment options offered by the Plan. The Plan offers investments in mutual funds, common collective funds, the Company’s common stock, and a separately managed portfolio. Participants are also allowed to direct their contributions to TD Ameritrade a self-directed brokerage account which permits investments in additional mutual funds, common stocks, and other investment products.

The Clorox Company 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts and Forfeitures

Each participant’s account is credited with the participant’s contribution and allocations of: (a) Company contributions and (b) Plan earnings. Allocations are based on participants’ eligible compensation for the employer match and non-elective employer contribution and investment balances for investment earnings. At the discretion of the Committee, forfeited balances of terminated participants’ nonvested accounts may be used to pay the Plan’s expenses, to reduce the Company’s contributions to the Plan, or to restore accounts of previously terminated participants who subsequently resumed employment with the Company. The amounts of unallocated forfeitures related to nonvested accounts at December 31, 2015 and 2014 are $780,979 and $673,677, respectively. The Company used $752,843 and $645,960 of forfeitures to reduce the non-elective employer contribution for the Plan year ended December 31, 2015 and 2014, respectively.

Vesting

Participants are always fully vested in their individual contributions, Company matching contributions, and actual earnings thereon.

The non-elective employer contribution, will vest in varying rates over a period of 5 years as follows:

Years of Service	Non-elective Employer Contribution
1	0%
2	20%
3	40%
4	70%
5	100%

Participants become immediately vested in the non-elective employer contributions upon reaching age 60 (age 62 for anyone who first becomes a Participant after June 30, 2011) while employed by the Company, at death, or upon permanent disability.

The Clorox Company 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Notes Receivable from Participants

Participants may borrow a minimum of $1,000 from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to 5 years, or up to 15 years if proceeds are used for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate (prime plus 1%) determined at the time of the loan. Principal and accrued interest are repaid ratably through payroll deductions or directly to the custodian by the participant.

Payment of Benefits

The Plan allows for lump-sum and partial distributions of the vested value of a participant’s account at death, upon permanent disability, or upon termination of employment. Hardship and other in-service withdrawals are permitted if certain criteria are met.

Administrative Expenses

The Company pays substantially all administrative expenses except for certain investment fees and loan fees, which are deducted from the affected participant’s account. Quarterly recordkeeping fees are also deducted from participants’ accounts effective March 2014.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

The Clorox Company 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion of fair value measurements.

Purchases and sales of securities are recognized on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan Document. Outstanding notes receivable at December 31, 2015 carry interest rates ranging from 4.25% to 10.50%.

Payment of Benefits

Benefits paid to participants are recognized upon payment.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan’s management to make estimates that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan provides for various participant directed investment options in mutual funds, common stocks, a separately managed portfolio, a common collective fund, and a self-directed brokerage account. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits, the statement of changes in net assets available for benefits, and participant account balances.

The Clorox Company 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Recent Accounting Pronouncements

In July 2015, the Financial Accounting Standards board (FASB) issued Accounting Standards Update (ASU) 2015-12, Plan Accounting: Defined Contribution Pension Plans (Topic 962); (Part I) Fully Benefit-Responsive Investment Contracts; (Part II) Plan Investment Disclosures; and (Part III) Measurement Date Practical Expedient. This guidance attempts to reduce complexity in employee benefit plan accounting. Such changes include (1) measuring and presenting fully benefit responsive investment contracts at contract value (2) eliminating various requirements for plan investment disclosures, such as net appreciation/depreciation by general investment by type and individual investments that represent 5% or more of net assets; and (3) a practical expedient that permits a plan to measure investments as of a month-end date closest to the plan’s financial year end. Part III is not applicable to the Plan. ASU 2015-12 is effective for the Plan beginning after December 15, 2015, with early adoption permitted and retrospective application required for Part I and Part II. The Plan has elected to early adopt Part I and Part II of this ASU in the current year and as such, these financial statements reflect this adoption.

In May 2015, FASB issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This guidance eliminates the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient (NAV). ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV, and is effective for the Plan beginning after December 15, 2015, with early adoption permitted. ASU 2015-07 requires retrospective application by removing investments measured using NAV from the fair value hierarchy in all periods presented. The Plan has elected to early adopt this ASU in the current year and as such, these financial statements have revised disclosures to reflect this adoption.

The Clorox Company 401(k) Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value is determined based on a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. An asset’s or liability’s classification is based on the lowest level of input that is significant to the fair value measurement. Assets and liabilities carried at fair value are classified and disclosed in one of the following categories:

Level 1 –	Quoted market prices in active markets for identical assets or liabilities.
Level 2 –	Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3 –	Unobservable inputs reflecting management’s own assumptions.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value:

Mutual funds: Valued at quoted market prices, which represent the net asset values (NAV) of shares held by the Plan at year-end.

Common stock, including the Company’s common stock: Valued at the last reported quoted market sales price on the last business day of the Plan year.

Separately managed portfolio (The Clorox Stable Value fund or the Fund): Valued using the market approach at a unit price (NAV) of the underlying investments in common collective trust funds which are in turn determined by the portfolio’s sponsor based on the fair value of underlying investments held by the common collective trust fund on the last business day of the Plan year.

Common collective trust funds: Valued using the market approach at a unit price (NAV) determined by the portfolio’s sponsor based on the fair value of underlying investments held by the common collective trust fund on the last business day of the Plan year.

Interest bearing accounts (part of TD Ameritrade self-directed brokerage account): Valued at cost plus accrued interest, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Clorox Company 401(k) Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value.

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Total
Mutual funds	$527,181,919	$-	$527,181,919
Employer securities	117,602,711	-	117,602,711
Self directed brokerage account	18,602,587	-	18,602,587
Total assets in the fair value hierarchy	663,387,217	-	663,387,217
Investments measured at net asset value(a)			571,940,480
Investments at fair value	$663,387,217	$-	$1,235,327,697

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Total
Mutual funds	$855,881,054	$-	$855,881,054
Employer securities	106,057,806	-	106,057,806
Self directed brokerage account	19,083,812	-	19,083,812
Total assets in the fair value hierarchy	981,022,672	-	981,022,672
Investments measured at net asset value(a)			187,849,368
Investments at fair value	$981,022,672	$-	$1,168,872,040

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) (NAV) have not been classified in the fair value hierarchy. The fair value amounts represented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The funds measured at net asset value above may impose, in its sole discretion, a prior notice period of up to 12 months for any withdrawal of assets. They may also require that within 90 days from withdrawal from the fund, money from the fund cannot be invested directly into a competing fund, such as a money market fund.

The Clorox Company 401(k) Plan

Notes to Financial Statements (continued)

4. The Clorox Stable Value Fund

The Fund invests in common collective trusts.

Prior to December 31, 2015, the Fund also invested in security-backed contracts issued by insurance companies.

A security-backed contract is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of collective trust funds that are owned by the Fund. The portfolio underlying the contract is maintained separately from the contract issuer’s general assets, usually by a third party custodian. The interest crediting rate of a security-backed contract is based on the contract value, and the fair value, duration, and yield to maturity of the underlying portfolio. Security-backed contracts cannot credit an interest rate that is less than zero percent. These contracts typically allow for realized and unrealized gains and losses on the underlying assets to be amortized, usually over the duration of the underlying investments, through adjustments to the future interest crediting rate, rather than reflected immediately in the net assets of the Fund. The issuer guarantees that all qualified participant withdrawals will be at contract value.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets.

Security-backed contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of Fund operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include all or a portion of the following:

●	material amendments to the Fund’s structure or administration;
●	changes to the participating plans’ competing investment options including the elimination of equity wash provisions;
●	complete or partial termination of the Fund, including a merger with another fund;
●	the failure of the Fund to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

The Clorox Company 401(k) Plan

Notes to Financial Statements (continued)

4. The Clorox Stable Value Fund (continued)

●

the redemption of all or a portion of the interests in the Fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan;

●	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Fund or participating plans; or
●	the delivery of any communication to plan participants designed to influence a participant not to invest in the Fund.

At this time, the Fund does not believe that the occurrence of any such market value event, which would limit the Fund’s ability to transact at contract value with participants, is probable.

Security-backed contracts generally are evergreen contracts that contain termination provisions, allowing the Fund or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.

In addition, if the Fund defaults in its obligations under the security-backed contract (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Fund will receive the fair value as of the date of termination.

The Clorox Company 401(k) Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the “IRS”) dated October 29, 2013, stating that the Plan is qualified under Section 401(a) of the Code, and therefore the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was restated. The Plan’s management believes that the Plan is being operated in accordance with the applicable requirements of the Code and therefore believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan’s operations in compliance with the Code.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan may be subjected to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. The Plan is no longer subject to income tax examinations for Plan years prior to 2012.

6. Party-in-Interest Transactions

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During the Plan year ended December 31, 2015, the Plan purchased or received approximately $4,979,000 and sold or distributed approximately $15,285,000 of the Company’s common stock.

7. Subsequent Event

Effective January 1, 2016, the Plan was amended to provide for the following:

●

Participant contribution rate, automatic enrollment and re-enrollment rate, automatic increase rate and threshold have been updated for certain Kingsford Participants. These rates now conform to the rates allowable for participants not covered by a collective bargaining agreement (see Note 1)

●	Certain Kingsford Participants are able to make contributions on a Roth basis.

The Clorox Company 401(k) Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to the Form 5500

The Company will report the Plan’s investment in the common collective trusts at fair market value on its Form 5500. As a result, the following is a reconciliation of the Statement of Net Assets Available for Benefits per the financial statements at December 31, 2014, to the Statements of Net Assets Available for Benefits expected to be reported in the Plan’s Form 5500:

Net assets available for benefits per the financial
statements	$1,236,383,082
Adjustment from contract value to fair value related to
fully benefit-responsive investment contracts through
stable value investments	891,692
Net assets available for benefits per the Form 5500	$1,237,274,774

Adjustment from contract value to fair value is related to the separately managed portfolio, The Clorox Stable Value Fund.

The following is a reconciliation of the Statement of Changes in Net Assets Available for Benefits per the financial statements for the Plan year ended December 31, 2015, to the Statement of Changes in Net Assets Available for Benefits expected to be reported in the Plan’s Form 5500:

Total increase in net assets available for benefits per the
financial statements	$54,503,626
Less: prior year adjustment from contract value to fair
value	(891,692)
Total net income per the Form 5500	$53,611,934

Supplemental Schedule

The Clorox Company 401(k) Plan
EIN: 31-0595760 Plan: 001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of	(e) Current Value
	Eaton Vance Atlanta Capital SMID Cap Index Fund	Mutual fund	$123,805,622
	Vanguard Institutional Index Fund	Mutual fund	120,232,963
	Vanguard Total Bond Market Index Fund	Mutual fund	84,583,274
	Vanguard Total International Stock Index	Mutual fund	59,271,536
	Vanguard Mid-Cap Index Fund	Mutual fund	54,606,844
	MFS Institutional International Equity Fund	Mutual fund	48,001,679
	Vanguard Small Cap Index Fund	Mutual fund	22,381,662
	Metropolitan West Total Return Bond Fund	Mutual fund	14,298,339
			527,181,919

	T. Rowe Price Growth Stock Trust Class B	Common collective trust fund	103,190,941
	Boston Partners Large Cap Equity (Robeco)	Common collective trust fund	13,291,228
	Vanguard Target Retirement Income Fund	Common collective trust fund	6,745,982
	Vanguard Target Retirement 2010	Common collective trust fund	4,702,264
	Vanguard Target Retirement 2015	Common collective trust fund	26,733,963
	Vanguard Target Retirement 2020	Common collective trust fund	35,897,031
	Vanguard Target Retirement 2025	Common collective trust fund	87,824,955
	Vanguard Target Retirement 2030	Common collective trust fund	31,617,074
	Vanguard Target Retirement 2035	Common collective trust fund	79,652,203
	Vanguard Target Retirement 2040	Common collective trust fund	18,128,934
	Vanguard Target Retirement 2045	Common collective trust fund	58,502,733
	Vanguard Target Retirement 2050	Common collective trust fund	7,342,409
	Vanguard Target Retirement 2055	Common collective trust fund	6,358,356
	Vanguard Target Retirement 2060	Common collective trust fund	11,912
			479,999,985

*	The Clorox Company Common Stock	Common stock	117,602,711

	Clorox Stable Value Fund	Separately managed portfolio
	Wells Fargo Stable Return Fund W	Common collective trust fund	91,940,495

	TD Ameritrade Investments	Self-directed brokerage account;	18,602,587

		Interest rates ranging from
*	Participant loans	4.25% to 10.50%	28,464,839

	Total investments		$1,263,792,536

*	Indicates a party-in-interest to the Plan.
Note: Column (d), cost, has been omitted, as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CLOROX COMPANY 401 (K) PLAN
(FORMERLY THE CLOROX COMPANY
EMPLOYEE RETIREMENT INVESTMENT PLAN)

Date: June 24, 2016	/s/ Laura Stein
Laura Stein
Executive Vice President – General Counsel
and Corporate Affairs

Index to Exhibits

Exhibit No.	Description
23.1	Consent of Moss Adams LLP